EXHIBIT 99.1

Prosensa Announces Second Quarter 2013 Financial Results and Recent Corporate Developments

Raised $89.7M With Successful IPO, Providing Substantial Base to Support Development of Duchenne Muscular Dystrophy Portfolio

LEIDEN, The Netherlands, Aug. 28, 2013 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (Nasdaq:RNA), the Dutch biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today reported financial results for the quarter ended June 30, 2013.

"We had a transformative second quarter, culminating with our successful IPO at the end of June, raising $89.7M. On July 3, 2013, the date we received our IPO proceeds, our cash and cash equivalents amounted to €94.3 million ($122.2 million), providing a substantial base to support the development of our portfolio especially our rapidly advancing Duchenne muscular dystrophy (DMD) product candidates. We were also very pleased with the results of the phase II DMD114117 double-blind, placebo-controlled study with drisapersen, which we exclusively licensed to GlaxoSmithKline (GSK). The study, which met its primary endpoint, was presented by GSK at the Cold Spring Harbor Conference in April 2013," said Hans Schikan, CEO of Prosensa.

Mr. Schikan continued, "We look forward to an incredibly busy and exciting remainder of the year, particularly as phase III data will become available for drisapersen. To date, more than 300 patients have participated in clinical studies with drisapersen at more than 50 trial sites in 25 countries. We believe that drisapersen, which was recently granted 'Breakthrough Therapy Designation' by the U.S. Food and Drug Administration, may potentially offer DMD patients with an amenable mutation an important, much-needed treatment option and we are dedicated to advancing the rest of our portfolio to help other sub-populations of boys with this devastating neuromuscular disease."

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds utilize an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients.

Recent Corporate Highlights

  Initial Public Offering Prosensa announced the pricing of its IPO at $13 on June 27, 2013 and the stock began trading the following day on the NASDAQ Global Market under the ticker symbol "RNA". The IPO of 6.9 million of the company's ordinary shares closed on July 3, and raised gross proceeds of $89.7 million.

  Continued Progress with Drisapersen Development
  On April 11, 2013 GSK presented results for the DMD114117 (DEMAND II) clinical trial. The primary endpoint in this double-blind, placebo-controlled, exploratory study was met and a statistically and clinically meaningful difference of 35 meters in the six-minute walk test between the continuous dosing regimen of 6mg/kg per week and placebo was achieved at 24 weeks. On July 31, 2013, summary results from this study were posted on GSK's Clinical Study Register.

  On June 27, 2013, GSK announced that the U.S. Food and Drug Administration, or FDA, had provided notification that drisapersen has been granted Breakthrough Therapy Designation for the treatment of DMD. Breakthrough Therapy Designation is an FDA program intended to facilitate and expedite development and review of new drugs to address unmet medical need in the treatment of serious or life-threatening conditions.
  FP7 Grant Awarded for Development of PRO045 On August 1, 2013, Prosensa announced that it is part of a high quality, pan-European consortium which has been awarded a prestigious Framework Programme 7 (FP7) research grant of EUR 6 million from the European Commission to support the ongoing clinical study of Prosensa's third novel DMD development candidate, PRO045. The project is expected to run for three years.

  Supervisory Board Changes David Mott, General Partner of New Enterprise Associates, was appointed Chairman of the Supervisory Board upon completion of the IPO. Mr. Mott joined the Supervisory Board in 2012 and brings over 25 years of experience in the biotech industry to Prosensa.

Financial Highlights

  Cash Position and Cash Consumption Our cash and cash equivalents as of June 30, 2013 were €30.8 million, compared to €40.7 million as of December 31, 2012. Our cash consumption, excluding cash flows from financing in the first half of 2013 was €10.5 million.

  The IPO proceeds, received on July 3, 2013, after the deduction of underwriting discounts, amount to €64.0 million ($83.4 million).

  Revenue & Deferred Revenue Revenue was €2.0 million for the second quarter 2013 and €4.4 million for the six months ended June 30, 2013, compared to €1.2 million and €3.2 million for the comparable periods in 2012 due to increased license income of €0.5 million and collaboration revenue of €0.3 million for the second quarter 2013 and increased license income of €0.5 million and collaboration revenue of €0.7 million for the six months ended June 30, 2013.

  All of our license revenue and collaboration revenue were generated under the GSK Agreement.

  R&D Expense Research and development expense was €4.5 million in the second quarter 2013 and €8.6 million for the six months ended June 30, 2013, compared to €2.7 million and €4.5 million for the comparable periods in 2012. Research and development expense mainly increased for the second quarter 2013 as well as for the six months ended June 30, 2013 due to the commencement of the phase I/II study of PRO045, the preparations for the initiation of the phase I/II study of PRO053 and higher intellectual property expenses.

  G&A Expense General and administrative expense was €2.1 million in the second quarter 2013 and €3.9 million for the six months ended June 30, 2013, compared to €0.9 million and €2.0 million for the comparable periods in 2012. The increase is primarily due to expenses related to the IPO for an amount of €0.8 million recorded in the second quarter 2013 and €1.5 million for the six months ended June 30, 2013.

  Net Loss Net loss for the second quarter 2013 was €4.7 million in the second quarter 2013 and €8.2 million for the six months ended June 30, 2013, compared to €2.4 million and €5.1 million for the comparable periods in 2012.

Near-Term News Flow

  Drisapersen In the fourth quarter 2013, GSK aims to make available and present dystrophin results from the DMD114117 (DEMAND II) study as well as results from the DMD114044 (DEMAND III) and DMD114876 (DEMAND V) studies at forthcoming scientific meetings.

  PRO053 In the third quarter 2013, Prosensa anticipates the first patient to be dosed with PRO053 in the phase I/II safety and dose finding study which is currently in the recruitment screening phase.

  PRO044 In the fourth quarter 2013, results from the phase I/II study will be presented at forthcoming scientific meetings.

Conference Call / Webcast Information

Prosensa will host a conference call on Wednesday, August 28, 2013 at 8:00am ET, 2:00pm CET to discuss second quarter 2013 financial results. In order to participate in the conference call, please dial 1-877-249-9037 (US domestic) and refer to conference ID 6727193. International dial-in numbers and an audio webcast can be accessed under "Events & Presentations" through the Investors & Media section of the Prosensa corporate website www.prosensa.com.

About Prosensa Holding N.V.

Prosensa (Nasdaq:RNA) is an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Our primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington's disease. Our clinical portfolio of RNA-based product candidates is focused on the treatment of Duchenne muscular dystrophy, or DMD. Each of our DMD compounds has been granted orphan drug status in the United States and the European Union. Our first product candidate, drisapersen, can address a variety of mutations in the dystrophin gene, such as a deletion of exon 50 or exons 48 to 50.

About DMD

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients. We are designing product candidates to address several sub-populations using our platform technology.

About exon skipping and RNA modulation

The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small sequences of genetic code which, via an intermediate step involving RNA, lead to the assembly of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot read past the fault. This prevents the remainder of the exons from being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD. RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. These antisense oligonucleotides skip an exon next to a defective exon and thereby correct the reading frame, enabling the production of a novel, largely functional dystrophin protein. Prosensa's exon skipping technology was licensed from Leiden University Medical Center.

Forward Looking Statement

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon-skipping drug pipeline and financial position. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Registration Statement on Form F-1. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

CONTACT: Prosensa Holding N.V.
         Celia Economides, Director IR & Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl